Contact

www.linkedin.com/in/kateshifman (LinkedIn)

Top Skills

Community Building
Event Planning
Business Development

Languages

English (Native or Bilingual)
Russian (Native or Bilingual)

Certifications

Google Adwords Certified Professional
Fundamentals of Commercial Real Estate
Marin Search Specialist

Kate Shifman

Shaping the Future of Living: Tech-Enabled, Eco-Conscious & Community-Rooted | Coliving Founder | NASDAQ Featured | Speaker on Life-Centric Living | 10+ Years in Digital Media
Portugal

Summary

Hospitality innovator + experienced growth strategist building community-led, regenerative spaces.

I’m a creative strategist, keynote speaker, and award-winning community builder with 10+ years of experience driving growth for global brands — and now, I’m applying that expertise to reimagine how we live, work, and connect.

My career spans paid media work for Procter & Gamble, Disney, MoroccanOil, and top US media agencies — and the past 5 years building a coliving and coworking brand rooted in wellness, sustainability, and human connection. I advise developers, speak at conferences and to local governments, and lead international initiatives on the equitable integration of remote workers into local ecosystems.

Currently, I’m building AOMA, a regenerative co-living and co-working brand with the first property in Ericeira, Portugal — designed to help guests reset their relationship with themselves, their community, and the environment.
I lead all aspects of the project: from vision, brand, and capital raise to architectural planning, investor relations, and pre-sales strategy. AOMA is not just a space — it’s a blueprint for how we can live and build more consciously.

I’m also a Co-Founder of RedBridge, a members club connecting Portuguese founders and innovators with the startup and VC community of Silicon Valley. There, I help curate the community, co-produce public and member events and high-impact gatherings that spark collaboration between locals, expats, and visiting talent.

What I bring to the table:

• 10+ years of digital + brand marketing leadership
• Deep knowledge of the coliving/hospitality landscape
• Global POV: based in Portugal, Ukraine – born, U.S.-raised, working across borders
• Creative storyteller, speaker, and experience designer

Interests & Focus Areas:
• Digital nomadism as a path to life-centric living
• Regenerative real estate + biophilic design
• AI's role in empowering human creativity
• Cross-cultural collaboration & future of work

Open to full-time or consulting opportunities in:
• Brand & Growth Marketing (hospitality, real estate, or PropTech)
• Community Strategy & Experience Design
• Brand Development and Growth Strategy for Coliving, Coworking or Hospitality Projects

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Experience

AOMA Coliving + Coworking
Founder and CEO
November 2019 - Present (6 years 4 months)
Ericeira, Lisbon, Portugal

Eco-positive co-living and coworking brand anchoring a global community of conscious entrepreneurs.
www.aoma.co

• Raised over $700K in pre-seed capital from values-aligned investors through strategic brand storytelling, segmented Meta campaigns, and content-led investor nurturing; generated $200K investment from $1.2K ad spend (166x ROAS)
• Led go-to-market execution across brand, content, and digital channels — launching investor site, scaling social presence, and producing narrative-driven assets to fuel fundraising and community traction
• Built a multi-platform brand presence through Nasdaq coverage, podcast features, a startup pitch competition win, and recognition as a Coliving Awards finalist

• Directed architectural planning, permit navigation, and stakeholder coordination for eco-conscious construction using CLT and biophilic design principles

Kate Shifman Consulting
Growth Marketing Expert
September 2016 - Present (9 years 6 months)
Worldwide

Clients include: Poseidon Media (Immersive entertainment), Husqvarna (Home & Garden), MoroccanOil (ICED Media), Fridababy (Babycare DTC)
• Drove 200–400% increase in ticket sales and up to 800% lift in branded search volume for Poseidon's immersive experiences across three U.S. markets, leveraging full-funnel Google and Meta campaigns with advanced audience segmentation
• Scaled eCommerce revenue by 31% and doubled sales volume for Husqvarna's Robotic product line through strategic geotargeting, bid automation, and campaign restructuring on Google Ads
• Increased direct revenue by 61% YoY for Husqvarna's Consumer product line, fueled by a 78% uplift in AOV and Dynamic Ads expansion; achieved 73% ROAS growth via ongoing bid strategy and keyword optimization
• Led paid media strategy for MoroccanOil (via ICED agency), surpassing national campaign goals by 30% and exceeding ROAS targets by 40% through Meta platform optimizations

RedBridge Lisbon
Head of Community | Founding Member
March 2023 - Present (3 years)
Lisbon, Portugal

• Curate and co-produce high-impact gatherings that bridge local and international communities — from intimate member talks to large scale public facing events on on AI, hospitality, and other topics.
• Lead business development efforts, producing high-converting pitch materials and securing corporate sponsorships to support Red Bridge's mission and programming.
• Foster cross-cultural collaboration by designing experiences that blend thought leadership, human connection, and a shared vision for Portugal's innovation future.
• Lead social media strategy and content creation across LinkedIn and Instagram, amplifying Red Bridge's events, values, and global-local mission.

The Family Workation
Founder
March 2021 - June 2024 (3 years 4 months)
Portugal

Coworking Retreats & Summer Camp for Families. https://
www.thefamilyworkation.com

Hearts&Science
Director, SEM and Paid Social
April 2016 - September 2016 (6 months)
Greater New York City Area

• Spearheaded paid search and social activations for Procter & Gamble's
Femcare and Babycare verticals - Pampers, Luvs, Always, and Tampax.
• Lead successful brand on-boarding and campaign launch as one of the
agency's founding employees
• Managed in-house and remote teams

Media Storm
SEM and Paid Social Supervisor
August 2014 - April 2016 (1 year 9 months)
New York, NY

• Provided strategic direction and thought leadership on key accounts such as
ABC Family/Freeform Network, Food Network, Memorial Sloan Kettering, and
El Rey network.
• Managed over $1MM monthly client media spend across social and mobile
channels on Facebook, Twitter, Instagram, YouTube, Snapchat, Tumblr,
Google, and niche platforms
• Identified opportunities to maximize scale and efficiency
• Deliver a holistic campaign approach across owned, earned, paid social as
well as cross media alignment (TV, OOH, digital display, mobile)

Converseon
Paid Media Account Manager
September 2013 - August 2014 (1 year)
New York

• Generated brand awareness, engagement, and achieved business results
with targeted Facebook and Twitter media campaigns.
• Used data-driven approach to strategically optimize client campaigns and
achieve maximum ROI

• Served as the main point of contact and manage all client initiatives on major accounts across   verticals such as Technology, Travel, and Financial.
• Proactively enhanced client campaigns with the latest platform products and knowledge
• Produced weekly Social Business News updates for clients and the Converseon Blog
• Produced POVs & Best Practice guides on major industry technologies and developments
• Organized company Lunch & Learns with technology vendors

Syncapse
Account Manager, Ad Solutions
July 2012 - July 2013 (1 year 1 month)
New York, NY

• Managed day-to-day Paid Search and Social Ads accounts for brands like JPMorgan Chase, Movado, Hertz, Univision, and RCN Telecom among others.
• Acted as main point of contact, provide strategic guidance, and manage deliverables for all accounts
• Proactively augmented client campaigns with the latest platform products and knowledge.
• Scaled top clients' ad spend by adding new platforms, as well as Mobile, Product Listing Ads, Social, and exploring secondary verticals while delivering a positive ROI.
• Initiated and maintain successful alliances with Google, Facebook, and Twitter's dedicated account teams on key accounts.
• Provided support for the Sales team on new business pitches and current client upsell.

Clickable
Account Manager
February 2011 - July 2012 (1 year 6 months)
New York, NY

PPC Account Manager - Clickable was acquired by Syncapse in July 2012.

• Managed successful Paid Search campaigns for Small and Medium size businesses
• Supported the Sales team on pitches

Solar In The City
Social Media Writer and Content Creator
August 2010 - April 2012 (1 year 9 months)

• Publish Social Media guide to a sustainable city lifestyle
• Engage the community by organizing events such as Solar Tour 2010
• Cover sustainability related events - NY Auto Show, Forward With Ford, as well as talks and community events
• Guest blog for outlets such Sierra Club Green Home, Solar Feeds, etc

Envirolution
Pro Bono Energy Efficiency Outreach Consultant
January 2011 - May 2011 (5 months)

• Conducted community outreach and marketing of the SBDI program
• Performed Energy Efficiency assessments and incentive qualification guidance
• Integrated Marketing, Blogging, Digital Marketing, Social Media outreach

Eaglepress
US and UK Sales and Operations Manager
September 2004 - February 2011 (6 years 6 months)
London, UK, New York, USA

• Responsible for USA and UK print, TV and web sales as well as foreign syndication of entertainment photos and videos
• Modified content and distribution tactics resulting in a 200% increase in US revenue since May 2009
• Opened US office and established relationships within the US magazine market
• Optimized photo captions and keywords of photo sets to maximize exposure and sales.
• Managed relationships with PR firms to gain access to high profile events such as the BAFTAs, Cannes Film Festival, Tribeca Film Festival, and the Royal Wedding.

ABRAMS PUBLISHERS
Web and Marketing Assistant
March 2001 - December 2001 (10 months)

Assisted in the creation of Marketing campaigns for the upcoming book releases
Maintained and updated company website

Education

MIT Professional Education

No Code AI and Machine Learning: Building Data Science Solutions · (August 2024 - December 2024)

Digital Marketing Certificate, Sustainable Development Marketing, Digital Marketing · (2010 - 2011)

City University of New York-Brooklyn College
BA in Television & Radio, Communications, Marketing, Photography